UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Bark, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68622E104

(CUSIP Number)

Carly Strife

c/o Bark, Inc.

120 Broadway, Floor 12

New York, NY 10271

(855) 501-2275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68622E104

1.	Name of Reporting Persons Carly Strife
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,607,406 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,607,406 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,607,406 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 9,951,714 shares of common stock, par value $0.0001 per share (“Common Stock”) of the Issuer (as defined in Item 1 below) held of record by Carly Strife (the “Reporting Person”) directly and (ii) 655,692 shares of Common Stock held of record by the Carly J. Strife Family Trust (the “Trust”). The Reporting Person has sole voting, investment and dispositive power with respect to the shares held by the Trust.

(2)

Based on 173,549,510 shares of Common Stock of the Issuer outstanding as of August 5, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2024 (the “Form 10-Q”).

CUSIP No. 68622E104	13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Commission on June 11, 2021 (the “Original Schedule 13D” and, as so amended and supplemented, the “Statement”). This Statement is being filed by filed by the Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 haves the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

This Statement is filed with respect to the Common Stock of Bark, Inc. (formerly The Original BARK Company) (the “Issuer”). The address of the principal executive offices of the Issuer is 120 Broadway, Floor 12, New York, New York 10271.

Item 2. Identity and Background

(b) The business address of the Reporting Person is:

c/o Bark, Inc.

120 Broadway, Floor 12

New York, NY 10271

(c) The Reporting Person is an entrepreneur.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person is not, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following language:

On June 14, 2024, the Issuer repurchased 1,500,000 shares of Common Stock from the Reporting Person at a per share purchase price of $1.42 for a total amount of $2,130,000.00.

On June 28, 2024, the Reporting Person cashless exercised 874,256 stock options with an exercise price of $1.37 per share resulting in a net issuance of 146,500 shares of Common Stock.

On October 4, 2024, the Reporting Person sold 42,069 shares of Common Stock at a weighted-average price of $1.6313 for an aggregate sale amount of $68,627.16.

On October 7, 2024, the Reporting Person sold 42,069 shares of Common Stock at a weighted-average price of $1.607 for an aggregate sale amount of $67,604.88.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated into this Item 4 by reference.

Except as described herein, neither the Reporting Person nor any affiliated trusts or entities has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person and the Trust reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person and the Trust holds the securities of the Issuer for general investment purposes. The Reporting Person and the Trust reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Item 5. Interest in Securities of the Issuer

The information contained in Item 3 and 4 of this Schedule 13D is incorporated into this Item 5 by reference.

(a) and (b) See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.

(c) Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d) Except as reported in this Statement, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 99.1	Limited Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2024

/s/ Allison Koehler, as Attorney-in Fact for Carly Strife